SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                    Security With Advanced Technology, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   815175104
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                                 (CUSIP Number)

                                 Scott Sutton
                              1300 Laurel Street
                          Broomfield, Colorado 80020
                                 (970)461-0071
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   12/31/2006
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            (Date of Event which Requires Filing of this Statement)

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      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. 815175104
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Scott & Sandy Sutton Revocable Trust dated January 31, 2006
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|X|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Source of funds (see instructions).

    OO
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    Colorado
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        678,942

    (9) Sole dispositive power:
        0

    (10) Shared dispositive power:
         678,942

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(11) Aggregate amount beneficially owned by each reporting person.

     678,942
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
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(13) Percent of class represented by amount in Row (11).

     12.16%
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(14) Type of reporting person (see instructions).

     OO
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Page 2 of 6 Pages

CUSIP No. 815175104
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Sutton, Scott
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|X|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    OO
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    United States
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        678,942 (1)

    (9) Sole dispositive power:
        0

    (10) Shared dispositive power:
         678,942 (1)

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(11) Aggregate amount beneficially owned by each reporting person.

     678,942 (1)
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     12.16%
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(14) Type of reporting person (see instructions).

     IN
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(1)     Shares are owned by Scott & Sandy Sutton Revocable Trust dated January
        31, 2006. Scott Sutton is a Trustee of Scott & Sandy Sutton Revocable Trust dated January 31, 2006.

Page 3 of 6 Pages

CUSIP No. 815175104
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Sutton, Sandy
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|X|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    OO
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    United States
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        678,942 (1)

    (9) Sole dispositive power:
        0

    (10) Shared dispositive power:
         678,942 (1)

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     678,942 (1)
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     12.16%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     IN
--------------------------------------------------------------------------------

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(1)     Shares are owned by Scott & Sandy Sutton Revocable Trust dated January
        31, 2006. Sandy Sutton is a Trustee of Scott & Sandy Sutton Revocable Trust dated January 31, 2006.

Page 4 of 6 Pages

Item 1. Security and Issuer.

           Title and class of securities:  Common Stock, no par value per share

           Issuer:  Security With Advanced Technology, Inc.

           Name and address of the principal executive office of the issuer:
           10855 Dover Street, Suite 1000, Westminster, Colorado 80021


Item 2. Identity and Background.

          (a) Name of Reporting Person: Scott and Sandy Sutton Revocable Trust dated January 31, 2006
              Name of Reporting Person:  Scott Sutton
              Name of Reporting Person:  Sandy Sutton

          (b) Address of each of Scott Sutton, Sandy Sutton and Scott and Sandy Sutton Revocable Trust dated January 31, 2006 is: 1300 Laurel Street, Broomfield, Colorado 80020

          (c) Sandy Sutton is the spouse of Scott Sutton, a Director and the President of the issuer. The principal business address of Scott Sutton and Security With Advanced Technology is 10855 Dover Street, Suite 1000, Westminster, CO 80021.

              Scott and Sandy Sutton Revocable Trust dated January 31, 2006 is a Colorado trust.

          (d) None of Scott Sutton, Sandy Sutton, or Scott and Sandy Sutton Revocable Trust dated January 31, 2006 has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of Scott Sutton, Sandy Sutton, or Scott and Sandy Sutton Revocable Trust dated January 31, 2006 has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Scott Sutton and Sandy Sutton are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

           678,942 shares of the issuer's common stock were issued to Scott and Sandy Sutton Revocable Trust dated January 31, 2006 in exchange for
           (a) 71.72 shares of Vizer Group, Inc. common stock (held by Sandy Sutton) and (b) 58.68 shares of Vizer Group, Inc. common stock (held by Scott Sutton) in connection with the merger of the issuer's wholly owned subsidiary, Vizer Merger Sub, Inc. with and into Vizer Group, Inc.


Item 4. Purpose of Transaction.

           The purpose of the acquisition of the common stock is investment. None of Scott Sutton, Sandy Sutton, or Scott and Sandy Sutton Revocable Trust dated January 31, 2006 currently has a plan or proposal which relates to or would result in:

           (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer, other than as described in Item 6 below;

           (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

           (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

           (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

           (e) any material change in the present capitalization or dividend policy of the issuer;

           (f) any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

           (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

           (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

           (i) a class of securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(5) of the Act; or

           (j)  any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

          (a) Amount beneficially owned by each of Scott Sutton, Sandy
              Sutton and Scott and Sandy Sutton Revocable Trust dated January 31, 2006 is 678,942 shares of common stock.

              The percentage of the class beneficially owned by each of Scott Sutton, Sandy Sutton and Scott and Sandy Sutton Revocable Trust dated January 31, 2006 is 12.19%.

          (b) Each of Sandy Sutton and Scott Sutton, as Trustees of the
              Scott and Sandy Sutton Revocable Trust dated January 31, 2006, has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 678,942 shares of the issuer's common stock. Neither Scott Sutton nor Sandy Sutton has the sole power to vote or direct the vote or the sole power to dispose or to direct the disposition of any shares of the issuer.

              Scott and Sandy Sutton Revocable Trust dated January 31, 2006 does not have the sole power to vote or direct the vote or the sole power to dispose or direct the disposition of any shares of the issuer. Through the direction of its Trustees, Scott and Sandy Sutton Revocable Trust dated January 31, 2006 has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 678,942 shares of the issuer.

          (c) 678,942 shares of the issuer's common stock were received by Scott and Sandy Sutton Revocable Trust dated January 31, 2006 in exchange for (a) 71.72 shares of Vizer Group, Inc. common stock (held by Sandy Sutton) and (b) 58.68 shares of Vizer Group, Inc. common stock (held by Scott Sutton) in connection with the merger of the issuer's wholly owned subsidiary, Vizer Merger Sub, Inc. with and into Vizer Group, Inc.

          (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           Scott and Sandy Sutton (or the Scott and Sandy Sutton Revocable
           Trust dated January 31, 2006) may receive up to an additional 480,000 shares of the issuer's common stock pursuant to an earn-out provision in the event the issuer achieves certain milestones described in the Plan of Merger by and among the Company, Vizer Merger Sub, Inc., Vizer Group, Inc., Avurt International, Inc., Sandy Sutton, Scott G. Sutton and Michael Cox, dated as of September 3, 2006. Scott and Sandy Sutton (or the Scott and Sandy Sutton Revocable Trust dated January 31, 2006) are eligible to receive such additional shares during the three-year period commencing on January 1, 2007 and ending on December 21, 2009, subject to extension. The issuance of up to 66.67% of the shares eligible to be received by Scott and Sandy Sutton under the earn-out may be accelerated if Scott Sutton's employment with the issuer is terminated "without cause" or for "good reason" (as such terms are defined in Scott Sutton's employment agreement).

Item 7. Material to be Filed as Exhibits.

           The following exhibits are filed herewith:

           99.1 Employment Agreement made as of December 31, 2006, by Security With Advanced Technology, Inc. and Scott G. Sutton (1)

           99.2 Plan of Merger by and among A4S Security, Inc., Vizer Merger Sub, Inc., Vizer Group, Inc., Avurt International, Inc., Sandy Sutton, Scott G. Sutton and Michael Cox, dated September 3, 2006 (2)

           (1) Incorporated by reference to Exhibit 10.8 to the issuer's Form 10-KSB filed on April 17, 2007.

           (2) Incorporated by reference to the the issuer's Definitive Proxy Statement filed on November 30, 2006.

Page 5 of 6 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Scott and Sandy Sutton Revocable Trust
                                      dated January 31, 2006

Date: 06/27/2007                      /s/ Scott Sutton
                                      Name:  Scott Sutton
                                      Title: Trustee


Date: 06/27/2007                      /s/ Scott Sutton
                                      Name:  Scott Sutton

                                      Sandy Sutton

Date: 06/27/2007                      /s/ Scott Sutton
                                      Name:  Scott Sutton
                                      Title: attorney-in-fact


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 6 of 6 Pages